                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------
                                ----------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13D-2a



                                JORE CORPORATION
-------------------------------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of class of securities)

                                   480815 10 9
-------------------------------------------------------------------------------
                                 (CUSIP number)

                                 Matthew B. Jore
                             45000 Highway 93 South
                              Ronan, Montana 59864
                                 (406) 676-4900
-------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 22, 1999
-------------------------------------------------------------------------------
             (Date of event which required filing of this statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

JORE CORPORATION
CUSIP NO. 480815 10 9             SCHEDULE 13D


-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Matthew B. Jore
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*         (a)  / /
                                                                     (b)  / /
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             PF
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                / /

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.
-------------------------------------------------------------------------------
                           7
      NUMBER OF                             SOLE VOTING POWER

        SHARES                                  10,554,270
                        -------------------------------------------------------
     BENEFICIALLY          8               SHARED VOTING POWER

       OWNED BY                                     0
                        -------------------------------------------------------
         EACH              9             SOLE DISPOSITIVE POWER

      REPORTING                                 4,953,980
                        -------------------------------------------------------
     PERSON WITH           10           SHARED DISPOSITIVE POWER
                                                   0

-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,554,270 shares of Common Stock
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                              / /

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             54.5%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------

JORE CORPORATION
CUSIP NO. 480815 10 9             SCHEDULE 13D


-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Michael W. Jore
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*         (a)  / /
                                                                     (b)  / /

-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             PF
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                / /

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.
-------------------------------------------------------------------------------
                           7
      NUMBER OF                             SOLE VOTING POWER

        SHARES                                  810,794
                        -------------------------------------------------------
     BENEFICIALLY          8               SHARED VOTING POWER

       OWNED BY                                     0
                        -------------------------------------------------------
         EACH              9             SOLE DISPOSITIVE POWER

      REPORTING                                 2,336,740
                        -------------------------------------------------------
     PERSON WITH           10           SHARED DISPOSITIVE POWER
                                                   0
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,336,740 shares of Common Stock
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                              / /

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.0%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------

JORE CORPORATION
CUSIP NO. 480815 10 9             SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock (the "Common Stock"), with no par value, of Jore Corporation (the "Issuer"), whose principal executive office is located at 45000 Highway 93 South, Ronan, Montana 59864.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The statement are filed by Matthew B. Jore ("Matt") and Michael W. Jore ("Mike"; and with Matt, the "Reporting Persons").

         (b) The principal business address of each of the Reporting Person is 45000 Highway 93 South, Ronan, Montana 59864.

         (c) Matt is currently President, Chief Executive Officer and Chairman of Jore Corporation and Mike is currently Executive Vice President and Director of Jore Corporation.

         (d) Neither Matt nor Mike has, during the last five years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

         (e) Neither Matt nor Mike has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competence jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Matt and Mike are both citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         A)       MATTHEW JORE

         The following transactions were made by Matthew Jore for his own personal account. Each investment was made with Matt's personal funds or in exchange for securities from corporations acquired by Jore Corporation. Matt has the sole power to buy, sell and vote these securities, unless those securities were otherwise transferred to his trust for the benefit of his family:

DATE OF TRANSACTION                    TRANSACTION                   AGGREGATE CONSIDERATION
June 15, 1990           Acquired 4,417,539 shares of Common Stock                $200
October 1, 1998         Acquired 60,109 shares of Common Stock               $215,190
January 1, 1999         Acquired 318,416 shares of Common Stock            $1,837,236

JORE CORPORATION
CUSIP NO. 480815 10 9             SCHEDULE 13D


         The following gifts were made by Matthew of the above shares to the irrevocable trust of Matthew Jore Family (Matthew Jore Family Trust). Matthew Jore Family Trust was created pursuant to certain trust agreement dated January 1, 1998 ("Matthew Jore Family Trust Agreement), by Matt (as Trustor) and Mike (as Trustee), for the benefit of certain family members of Matthew. Each investment was made with assets transferred by Matthew to this Trust pursuant to the Matthew Jore Family Trust Agreement. Michael is the sole Trustee of the Matthew Jore Family Trust and has the sole power to buy, sell and vote those securities:

DATE OF TRANSACTION                    TRANSACTION                   AGGREGATE CONSIDERATION
January 1, 1998         Gift of 480,979 shares of Common Stock                None

         Matthew Jore received gift of 165,172 shares of Common Stock from his parents on January 1, 1998.

         The following transactions were made by Matt for the Voting Trust of Jore Corporation ("Jore Corporation Voting Trust"). Jore Corporation Voting Trust was created pursuant to certain Voting Trust Agreement dated June 30, 1997 ("Voting Trust Agreement"), between Rick Jore, Roger Jore, Roxanne L. Cote and Maxine E. Schneider ("Shareholders") and Matt. Each party to the Jore Corporation Voting Trust transferred their outstanding shares of the Company's Common Stock transferred to this Trust pursuant to the Voting Trust Agreement. Matt is the sole trustee of the Voting Trust and has the sole power to vote those securities but has no dispositive power:

JORE CORPORATION
CUSIP NO. 480815 10 9             SCHEDULE 13D


DATE OF TRANSACTION                    TRANSACTION                   AGGREGATE CONSIDERATION
June 30, 1997           Acquired 3,327,286 shares of Common Stock             N/A

         Matt has an outstanding option to purchase 1,865,905 shares of Common Stock from Mike Jore pursuant to certain Option to Purchase Common Stock between Mike and Matt, dated January 1, 1998 ("Mike Jore Option"). Upon exercise of this Option, Matt will have the sole power to buy, sell and vote these securities. The purchase price for the Common Stock will be $0.972 pursuant to the Mike Jore Option.

         Matt also has an outstanding option to purchase 407,099 shares of Common Stock from Merle Jore pursuant to certain Option to Purchase Common Stock between Merle Jore and Matt, dated January 1, 1998 ("Merle Jore Option"). Upon exercise of this Option, Matt will have the sole power to buy, sell and vote these securities. The purchase price for the Common Stock will be $0.972 pursuant to the Merle Jore Option.

         B)       MICHAEL JORE

         The following transactions were made by Michael Jore for his own personal account. Each investment was made with Mike's personal funds or in exchange for securities from corporations acquired by Jore Corporation. Mike has the sole power to buy, sell and vote these securities, unless those securities were otherwise transferred to his trust for the benefit of his family:

DATE OF TRANSACTION                    TRANSACTION                   AGGREGATE CONSIDERATION
June 15, 1990           Acquired 1,800,299 shares of Common Stock             $100
October 1, 1998         Acquired 60,109 shares of Common Stock            $215,190
January 1, 1999         Acquired 14,277 shares of Common Stock            $105,458

         The following gifts were made by Michael to the irrevocable trust of Michael Jore Family (Michael Jore Family Trust). Michael Jore Family Trust was created pursuant to certain trust agreement dated January 1, 1998 ("Michael Jore Family Trust Agreement), by Michael (as Trustor) and Matthew (as Trustee), for the benefit of certain family members of Michael. Each investment was made with assets transferred by Michael to this Trust pursuant to the Michael Jore Family Trust Agreement. Matthew is the sole Trustee of the Michael Jore Family Trust and has the sole power to buy, sell and vote those securities:

DATE OF TRANSACTION                    TRANSACTION                   AGGREGATE CONSIDERATION
January 1, 1998         Gift of 480,979 shares of Common Stock               None

         Michael Jore received gift of 165,172 shares of Common Stock from his parents on January 1, 1998.

         On May 12, 1999, Michael Jore transferred 1,752,979 shares to the Jore Corporation voting trust.

JORE CORPORATION
CUSIP NO. 480815 10 9             SCHEDULE 13D


ITEM 4.  PURPOSE OF TRANSACTION.

         A)       MATTHEW JORE

         Matthew Jore purchased the shares of Common Stock reported herein solely for investment purposes for his own account or as trustee for others as set forth in ITEM 3 above. Depending upon economic and financial conditions, and the performance of the Issuer's securities, Matt may choose to purchase or sell shares of Common Stock or Options (as defined below) solely for investment purposes.

         B)       MICHAEL JORE

         Michael Jore purchased the shares of Common Stock reported herein solely for investment purposes for his own account or as trustee for others as set forth in ITEM 3 above. Depending upon economic and financial conditions, and the performance of the Issuer's securities, Mike may choose to purchase or sell shares of Common Stock solely for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         A)       MATTHEW JORE

         (a) As of September 22, 1999, Matthew Jore beneficially owned 54.5% of the outstanding Common Stock. This percentage is computed based upon Matt's beneficial ownership of Common Stock and options to purchase Common Stock from Mike Jore and Merle Jore (the "Options"), aggregating to 10,554,270, and the shares of Common Stock outstanding as contained in the Issuer's filing with the Securities and Exchange Commission on September 16, 1999.

         (b)      Matt has the following powers:

                  Sole power to vote:       8,281,266 (excluding 2,273,004
                                            shares to be purchased with the
                                            Options)

                  Shared power to vote:     0

                  Sole power to dispose:    4,953,980 (excluding 2,273,004
                                            shares to be purchased with the
                                            Options and 3,327,286 shares
                                            held on behalf of Jore Corporation
                                            Voting Trust)

                  Shared power to dispose:  0

         (c)      See response to ITEM 3, above.

JORE CORPORATION
CUSIP NO. 480815 10 9             SCHEDULE 13D


         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or Options.

         (f)      Not applicable.

A)       MICHAEL JORE

         (a) As of September 22, 1999, Michael Jore beneficially owned 17.0% of the outstanding Common Stock. This percentage is computed based upon Matt's beneficial ownership of Common Stock, aggregating to 2,336,740, and the shares of Common Stock outstanding as contained in the Issuer's filing with the Securities and Exchange Commission on September 16, 1999.

         (b)      Mike has the following powers:

                  Sole power to vote:          810,794 (excluding 1,525,946
                                               shares held by the Jore
                                               Corporation Voting Trust)

                  Shared power to vote:        0

                  Sole power to dispose:       2,336,740

                  Shared power to dispose:     0

         (c)      See response to ITEM 3, above.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Option to Purchase Common Stock by and between Mike and Matt, dated January 1, 1998

         Option to Purchase Common Stock by and between Merle and Matt, dated January 1, 1998

         Michael W. Jore Family Trust by Mike and Matt for the benefit of Mike's family, dated January 1, 1998

         Matthew B. Jore Family Trust by Matt and Mike for the benefit of Matt's family, dated January 1, 1998

JORE CORPORATION
CUSIP NO. 480815 10 9             SCHEDULE 13D


         Voting Trust Agreement by and between the Shareholders of Jore Corporation and Matt, dated June 30, 1997

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit No.                Desccription
        -----------                ------------
           99.1       Option to Purchase Common Stock by and between Michael
                      Jore and Matthew Jore, dated January 1, 1998

           99.2 Option to Purchase Common Stock by and between Merle Jore and Matthew Jore, dated January 1, 1998

           99.3       Michael W. Jore Family Trust, dated January 1, 1998.

           99.4       Matthew B. Jore Family Trust, dated January 1, 1998

           99.5 Voting Trust Agreement by and among the Shareholders of Jore Corporation and Matthew Jore, dated June 30, 1997

         The exhibits are attached hereto immediately following the signature pages hereof.

JORE CORPORATION
CUSIP NO. 480815 10 9             SCHEDULE 13D


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED this 21st day of September, 1999.




                                        /s/ Matthew B. Jore
                                        ---------------------------
                                        Matthew B. Jore
                                        President, Chief Executive Officer and
                                        Chairman



                                        /s/ Michael W. Jore
                                        ---------------------------
                                        Michael W. Jore
                                        Executive Vice President and Director

JORE CORPORATION
CUSIP NO. 480815 10 9             SCHEDULE 13D


                                    Exhibits

        Exhibit No.                Desccription
        -----------                ------------
           99.1       Option to Purchase Common Stock by and between Michael
                      Jore and Matthew Jore, dated January 1, 1998

           99.2 Option to Purchase Common Stock by and between Merle Jore and Matthew Jore, dated January 1, 1998

           99.3       Michael W. Jore Family Trust, dated January 1, 1998.

           99.4       Matthew B. Jore Family Trust, dated January 1, 1998

           99.5 Voting Trust Agreement by and among the Shareholders of Jore Corporation and Matthew Jore, dated June 30, 1997